

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2020

Xiaogang Qin
Chief Executive Officer
Wunong Net Technology Co Ltd
B401, 4th Floor Building 12, Hangcheng Street
Hourui No. 2 Industrial District
Southern Section, Zhichuang Juzhen Double Creative Park
Bao'an District, Shenzhen, People's Republic of China

>   **Re: Wunong Net Technology Co Ltd**
>   **Amended Registration Statement on Form F-1**
>   **Filed December 9, 2020**
>   **File No. 333-248876**

Dear Mr. Qin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amended Registration Statement on Form F-1

Exhibits

1.   Please revise Exhibit 5.1 to remove the implication that the opinion covering the resale shares is based solely on the Director's Certificate. Counsel is required to review all documents necessary to render its opinion. In addition, please provide a signed and dated opinion.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ta Tanisha Meadows at (202) 551-3322 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Lilyanna Peyser at (202) 551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services